SPELT GROUP CORP.

Landhausstrasse, 228

Stuttgart, Germany 70178

Tel.  +442038082670

Email: speltgroupcorp@yandex.com

February 16, 2016

Mr. William Mastrianna

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re: Spelt Group Corp.

       Amendment No. 2 to Registration Statement on Form S-1

       Filed January 11, 2016

       File No. 333-207562

Dear Mr. Mastrianna,

Spelt Group Corp. (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") amendment number 3 to the registration statement on Form S-1 (the "Registration Statement") in response to the Commission's comments, dated January 21, 2016 (the "Comment Letter"), with reference to the Company's amendment number 2 to the registration statement on Form S-1 filed with the Commission on January 11, 2016.

In addition to the Amended Registration Statement, the Company supplementally responds to all the Commission's comments as follows (the term “our” or “we” as used herein refers to the Company):

General

1. We continue to evaluate your response to comment 1. It is unclear from your current MD&A presentation and disclosures generally the degree to which any of your recorded revenues were generated from actual business operations. We note that the “KonoPostWelle LLC” and “Blumenen Brucke, GmbH” agreements contemplate that the combined $3,800 for services rendered will be prepaid in full and not, for example, paid when you have completed the various design projects. It also appears that your “Ei Gi Ci, GmbH” agreement also contains a prepaid component. The various other reasons cited as evidence of business operations that you have enumerated in your response all appear to be organizational in nature and preliminary to actual operations. As previously requested, please disclose any actions or steps you have undertaken to begin or to further effectuate your graphic design agreements. Disclose whether you will be able to perform and deliver the work under your agreements without the proceeds from the offering. Also disclose whether the amounts you have already received under the agreements would be refunded if you are unable to perform and deliver the work.

Our response: We note your argument to our prior response and respectfully disagree that our revenues were not generated from actual business operations; that activities the registrant has undertaken in the furtherance of its planned business can be classified as nominal operations or organizational in nature and preliminary to actual operations for the following reasons:

1. On November 1, 2015, we signed a graphic design agreement with “KonoPostWelle, LLC” and generated $2,000 of revenue included in our unaudited financial statements for the three months ended November 30, 2015. We completed and delivered the work described in the agreement’s main terms as of November 30, 2015.

2. On November 18, 2015, we signed a graphic design agreement with “Blumenen Brucke, GmbH” and generated $1,800 of revenue included in our unaudited financial statements for the three months ended November 30, 2015. We completed and delivered the work described in the agreement’s main terms as of November 30, 2015.

3. On December 1, 2015, we signed a graphic design agreement with “Ei Gi Ci, GmbH” and received $2,000 of prepayment on January 11, 2016.

4. The Company’s management has involved an outsourced graphic designer to produce services according to the signed agreements and to accelerate work delivery.

5. We have started operations and continue to develop our business and our assets consists not only of cash. We have generated revenues and negotiated new contracts with potential customers.

6. Our Attorney at Law, Mont E. Tanner, Esq., has issued legal opinion that pursuant to the SEC’s definition of a “Shell” Company, Spelt Group Corp. is not a “Shell” Company. We have filed such legal opinion.

We have disclosed actions or steps we have undertaken to begin or to further effectuate our graphic design agreements.

We have disclosed whether we will be able to perform and deliver the work under our agreements without the proceeds from the offering.

We have also disclosed whether the amounts we have already received under the agreements would be refunded if we are unable to perform and deliver the work.

Please direct any further comments or questions you may have to the company at speltgroupcorp@yandex.com

Thank you.

Sincerely,

/S/ Elena Petrova

Elena Petrova, President